Exhibit 99.5

Annual General Meeting of Shareholders

ADS Holder’s Voting Instruction Card

(Name of ADS holder)

(Address of ADS holder)

(Number of ADSs held)

Resolution presented for consideration by the Annual General Meeting of Shareholders on November 18, 2012

AGENDA		Affirmative	Negative	Abstained
1)	Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2012

2)	To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 as such director, in his absolute discretion, thinks fit

(Signature)

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